UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934

Kaival Brands Innovations Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State of Incorporation or Organization)	83-3492907 (I.R.S. Employer Identification No.)

4460 Old Dixie Highway, Grant, Florida 32949

(Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value of $0.001 par value	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), please check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.	☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:	None

Securities to be registered pursuant to Section 12(g) of the Act:	None

Item 1.	Description of Registrant’s Securities to be Registered

Kaival Brands Innovations Group, Inc. (the “Company”) is registering, on this Registration Statement on Form 8-A, the common stock, $0.001 par value per share, of the Company (the “Common Stock”).

Under the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) there are 1,005,000,000 shares of authorized capital stock, which is divided into 1,000,000,000 shares of Common Stock, and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). The Preferred Stock is not the subject of this Registration Statement on Form 8-A, but certain provisions of the Certificate of Incorporation relating to the Preferred Stock are described herein to the extent they relate to the Common Stock.

Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and are entitled to receive dividends when and as declared by the Company’s Board of Directors (the “Board”) out of funds legally available therefore for distribution to stockholders and to share ratably in the assets legally available for distribution to stockholders in the event of the liquidation or dissolution, whether voluntary or involuntary, of the Company. The Company has not paid any dividends and does not anticipate paying any dividends on its Common Stock in the foreseeable future. It is the Company’s present policy to retain earnings, if any, for use in the development of its business. Holders of Common Stock do not have cumulative voting rights in the election of directors and have no preemptive, subscription, or conversion rights. The Common Stock is not subject to redemption by the Company.

Of the 5,000,000 shares of Preferred Stock authorized, the Board has previously designated 3,000,000 shares of Preferred Stock as Series A Convertible Preferred Stock (the “Series A Preferred Stock”), of which 3,000,000 shares remain outstanding. The 2,000,000 shares of Preferred Stock not designated as Series A Convertible Preferred Stock remain available for designation by the Board. Accordingly, the Board is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock could have the effect of restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock, or delaying or preventing a change in control of the Company, all without further action by the stockholders.

Each share of Series A Preferred Stock is convertible into 100 shares of Common Stock. The holders of the Series A Preferred Stock may convert their Series A Preferred Stock at any time on or after November 1, 2023. Notwithstanding the foregoing, the holders of the Series A Preferred Stock may convert their shares of Series A Preferred Stock prior to November 1, 2023 if a change of control occurs (as provided for in the Certificate of Designation of Preferences, Rights, and Limitations of the Series A Preferred Stock) or upon the occurrence of any other event as determined and agreed to by the Company and the holders holding a majority of the issued and outstanding shares of Series A Preferred Stock. The shares of Common Stock to be issued upon conversion will bear a restricted legend. The holders of the Series A Preferred Stock do not have any voting rights nor any preferential dividend rights, and are entitled to receive dividends, if any, only if, when, and as declared by the Board in its sole and absolute discretion. In the event the Company liquidates, dissolves, or winds up, holders of the Series A Preferred Stock will have the right to receive an amount equal to $1.00 in the aggregate for all issued and outstanding shares of Series A Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares) (“Preference Value”). After the payment of the full applicable Preference Value of the then issued and outstanding shares of the Series A Preferred Stock, the Company’s remaining assets legally available for distribution, if any, will be distributed ratably to the holders of Common Stock.

Certain provisions in the Certificate of Incorporation and the Company’s Bylaws (the “Bylaws”) may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price of the shares held by stockholders. These provisions contained in the Certificate of Incorporation and Bylaws include: (1) the Bylaws provide that special meetings of the Company’s stockholders may be called only by a majority of the Board, the President, Chief Executive Officer, or the Secretary of the Company; (2) the Certificate of Incorporation does not include a provision for cumulative voting for directors – under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares could be able to ensure the election of one or more directors; (3) because the Board has the power to establish the preferences and rights of the shares of any additional series of Preferred Stock, the Board may afford holders of any Preferred Stock preferences, powers, and rights, including voting and dividend rights, senior to the rights of holders of the Common Stock, which could adversely affect the holders of Common Stock and could discourage a takeover of the Company even if a change of control of the Company would be beneficial to the interests of the Company’s stockholders; and (4) the executive officers and directors of the Company beneficially own more than a majority of the Common Stock and own all of the issued and outstanding shares of Series A Preferred Stock, and, as a result, they are able to control all matters related to the Company. These and other provisions contained in the Certificate of Incorporation and Bylaws are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. However, these provisions could delay or discourage transactions involving an actual or potential change in control of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests.

Item 2.	Exhibits

None.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Kaival Brands Innovations Group, Inc.

Date: July 20, 2021	By:	/s/ Nirajkumar Patel
		Name:	Nirajkumar Patel
		Title:	Chief Executive Officer